

March 18, 2014

Via E-mail
Gregory Went, Ph.D.
Chief Executive Officer and Chairman of the Board of Directors
Adamas Pharmaceuticals, Inc.
2200 Powell Street, Suite 220
Emeryville, CA 94608

> **Re: Adamas Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2014**
> **File No. 333-194342**

Dear Dr. Went:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary
Adamas Pharmaceuticals, Inc., page 1

1. We note your response to prior comment 6. Please revise your disclosure to clarify that the baseline measurement is a comparison to the patient's level of LID prior to taking ADS-5102.

Our therapeutics portfolio, page 2

2. We note your response to prior comment 10. Your revised portfolio table indicates that not only the indication but also the composition of the ADS-9000 series is "undetermined." Please confirm that this series is in such a nascent stage that you have

not yet determined the underlying composition of any emerging product candidates and, if so, explain the basis for grouping this series together at this early stage of development.

Risk factors, page 4

3. We note your response to prior comment 15. The recalls in question relate directly to the material risk being conveyed in your risk factor and we believe they should be reflected in your prospectus summary. Accordingly, we ask that you revise your eighth bullet point as requested in our prior comment.

Notes to Consolidated Financial Statements
4. Collaboration and License Agreements, page F-15

4. Please refer to your response to comment 35. Based on your response, the license and the know-how are considered two separate deliverables that represent one unit of accounting. Please revise your disclosure to clarify that you have three significant deliverables, as the current disclosure indicates that you have two non-contingent deliverables.

5. Please disclose the information included in your response to comment 35 stating why the license and the know-how do not qualify as separate units of accounting as required by ASC 605-25-50-2f.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha McCullum at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Robert L. Jones
        Kenneth L. Guernsey
        Danielle E. Naftulin
        Cooley LLP
        3175 Hanover Street
        Palo Alto, CA 94304